ULTRAPETROL REPORTS FINANCIAL RESULTS FOR SECOND QUARTER AND FIRST HALF 2007
First Half 2007 Revenues Increase to $100.9 Million, a 31% Rise Over 2006

NASSAU, BAHAMAS (August 13, 2007) – Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in four core markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the second quarter and first half ended June 30, 2007.

First Half 2007 Highlights:

•	First half 2007 revenues of $100.9 million were 31% higher than first half 2006 revenues of $77.2 million.

•	First half 2007 EBITDA was $32.8 million, 17% higher than first six months of 2006 EBITDA of $28.0 million.

•
First half 2007 EBITDA includes a result of $3.1 million of non-cash mark-to-market net loss on Forward Freight Agreement (“FFA”) hedges. Excluding this item, first half 2007 EBITDA would be $35.9 million, $7.9 million or 28% higher than the comparable EBITDA for first half 2006.

•
Net income for first half 2007 was $2.9 million or earnings per share of $0.10 compared to $5.3 million or earnings per share of $0.34 in the first six months of 2006. The Company’s first half 2007 net income includes various items that are not included in the published estimates of the Company’s financial results by certain securities analysts. Such items and their effects on first half 2007 reported results are as follows:

➢	An unrealized non-cash mark-to-market net loss on FFA hedges of $3.1 million, or $0.10 per share.

➢
A deferred income tax charge of $2.4 million, or $0.08 per share, from unrealized foreign currency exchange rate gains on U.S. Dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

•	The net income for the first half 2007, excluding the effect of both above items, would be $8.4 million, or $0.28 per share.

Total revenues for the first half and second quarter 2007 were $100.9 million and $55.4 million, respectively, compared with $77.2 million and $46.9 million, respectively, in the same periods of 2006 .

Net income for the first half and second quarter 2007 were $2.9 million or $0.10 per share and $0.9 million or $0.03 per share, respectively, compared with $5.3 million or $0.34 per share and $6.9 million or $0.45 per share, respectively, during the same periods in 2006. The 2007 results include a loss of $3.1 million or $0.10 per share of non-cash mark-to-market net loss on FFA hedges and a deferred income tax charge of $2.4 million, or $0.08 per share, from unrealized foreign currency exchange rate gains on U.S. Dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

“In the first half and second quarter of 2007 we continue to push forward with our growth strategy, said Felipe Menendez, Ultrapetrol’s President and Chief Executive Officer. “We have experienced continuous growth in our River, Offshore Supply and Ocean Businesses, which have shown stronger revenues and EBITDA than in the equivalent periods of 2006. We remain focused on our investments in these sectors as we secure profitable employment for our fleets in the future.”

Business Segment Highlights

River

The Company experienced a 27% increase in volume of cargo loaded in the first half of 2007 as compared to the equivalent period of 2006 thus confirming the trend for volume growth experienced in the first quarter 2007. The River Segment EBITDA was $11.3 million in the first half of 2007 or 26% higher than the $9.0 million experienced in the first half of 2006.

The Company has signed long-term agreements with several customers to secure growth in volumes going forward. Particularly relevant is a seven-year agreement to carry a minimum of 6.4 million tons and a maximum of 12.4 million tons with a new iron ore producing company that commenced operations in 2006. This new agreement to carry up to 12.4 million tons of iron ore – the largest such contract in our history – and other smaller long term agreements we have concluded really lock in the future growth in the river system with our fleet”. Added Mr. Menendez “These agreements are consistent with our policy not to substantially increase freight rates but to gain efficiency through volume. With these agreements, we are more than participating in the volume growth on the river; we are growing our future market share as well.”

 Consistent with the expected growth in volumes the Company has added 33 barges and one pushboat in the last month and expects to add more capacity in the future through the purchase of additional second-hand equipment, the production from its own new shipyard and the barge expansion plans previously announced.

Offshore Supply

Ultrapetrol took delivery of its fifth vessel in May 2007 and has confirmed the orders for the additional two PSVs in India, with a total of four vessels to be constructed at this yard. It also hopes to be able to confirm the orders for two more vessels (and an option for another two vessels) to be built in China for delivery starting in the second half of 2009. This order is subject (among other things) to the confirmation by the yard that azimuth thrusters can be obtained in time to match the scheduled deliveries. The Offshore Supply Segment generated an EBITDA of $10.2 million in the first half of 2007, or 122% higher than the $4.6 million generated in the equivalent period of 2006.

Ocean

The Ocean Segment generated an EBITDA of $11.2 million in the first half of 2007, including a non-cash mark-to-market net loss on FFA hedges of $3.1 million. Total EBITDA for this segment, excluding this effect, would be $14.3 million, compared to the EBITDA of our Ocean Segment in the first half of 2006 of $11.9 million, which represents a 20% improvement.

We have completed the double hull conversion of our vessels Miranda I and Amadeo and the latter is expected to enter service in South America by the end of August 2007 while the Miranda I already entered back service for her charterers in June 28, 2007. We have also signed a Memorandum of Agreement to sell our Mt Princess Marina which we expect to deliver to her buyers in September 2007. The net proceeds of the sale should be $18.1 million, which should produce a net result for the Company of approximately $10.0 million to be recorded in our third quarter results in 2007.

In the second quarter of 2007 the Ocean Segment produced an EBITDA of $4.0 million which, excluding the effect of the non-cash mark-to-market net loss on FFA hedges, would have been of $7.1 million compared with $6.6 million on the second quarter 2006. During the second quarter of 2007, the Miranda I was out of service for 87 days due to her scheduled double hull conversion, which reduced our revenues in the quarter by approximately $1.1 million.

Passenger

Our Passenger Business experienced a $1.1 million and a $0.3 million negative EBITDA in the first half and second quarter of 2007, respectively, compared with a $2.3 million and a $2.4 million positive EBITDA, respectively, in the same periods of 2006.

The negative variance of $3.4 million for the first six months of 2007 results partially ($0.6 million) from the fact that the New Flamenco started its contracted operations in Spain in May this year, compared to a March start date in 2006. However, the contractual revenues per passenger for 2007 are higher than their equivalent in 2006, which should compensate the difference in revenues of this contractual employment in the third and fourth quarters of 2007. The balance of the second quarter negative variance ($2.8 million) resulted from the Blue Monarch, which experienced lower revenues than had been anticipated in the second quarter, as a result of lower occupancy levels and higher fuel costs. While occupancy levels have improved substantially in July and August, it is expected that the Blue Monarch’s first year of operation in the Aegean market will not produce positive results. However, Ultrapetrol has taken significant steps towards substantially improving occupancy levels through anticipated agreements with major tour operators for 2008.

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles (“GAAP”) measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the performance of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Tuesday, August 14, 2007, at 11:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-888-399-7388 (toll-free U.S.) or +1-210-234-0004 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call also will be available in the Investor Relations section of Ultrapetrol’s Web site, www.ultrapetrol.net. A replay of the call will be available for one week via telephone and on Ultrapetrol’s Web site starting approximately one hour after the call ends. The replay can be accessed at 1-800-283-4984 (toll-free U.S.) or +1-203-369-3794 (outside of the U.S.); passcode: ULTR.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at www.ultrapetrol.net.

Forward Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Summary consolidated financial data

The following tables sets forth Ultrapetrol's summary unaudited condensed consolidated financial information and other operating data. You should carefully read the company's audited consolidated financial statements, and the information set forth in Ultrapetrol's 2006 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission under "Management's discussion and analysis of financial condition and results of operations" for additional financial information about the Company. Ultrapetrol derived its summary unaudited condensed consolidated statement of income data for the six months ended June 30, 2007 and 2006 and for the second quarter ended June 30, 2007 and 2006, from its unaudited consolidated financial statements filed on Form 6-K. Please refer to the footnotes to Ultrapetrol's unaudited condensed consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

Condensed Consolidated Balance Sheets
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2007 (Unaudited)	At December 31, 2006
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$103,401	$20,648
Accounts receivable, net of allowance for doubtful accounts of $284 and $709 in 2007 and 2006, respectively	13,353	17,333
Receivables from related parties	2,778	3,322
Marine and river operating supplies	2,755	3,020
Prepaid expenses	5,742	2,530
Other receivables	9,259	7,917
Total current assets	137,288	54,770
NONCURRENT ASSETS

Other receivables	5,549	6,368
Receivables from related parties	1,995	2,280
Restricted cash	9,847	1,088
Vessels and equipment, net	400,527	333,191
Dry dock	9,991	9,673
Investment in affiliates	2,578	2,285
Intangible assets	3,355	3,748
Goodwill	5,015	5,015
Other assets	5,857	6,014
Deferred tax assets	2,233	1,947
Total noncurrent assets	446,947	371,609
Total assets	$584,235	$426,379

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$22,604	$13,491
Payable to related parties	-	420
Accrued interest	1,924	1,691
Current portion of long-term financial debt	7,108	4,700
Other payables	6,050	2,469
Total current liabilities	37,686	22,771
NONCURRENT LIABILITIES

Long-term debt	180,000	180,000
Financial debt, net of current portion	79,206	34,294
Deferred tax liability	9,262	6,544
Other payables	-	250
Total noncurrent liabilities	268,468	221,088
Total liabilities	306,154	243,859

MINORITY INTEREST	3,325	3,091

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 33,443,030 and 28,346,952 shares issued and outstanding in 2007 and 2006, respectively	334	283
Additional paid-in capital	265,785	173,826
Accumulated earnings (losses)	8,138	5,231
Accumulated other comprehensive income (loss)	499	89
Total shareholders’ equity	274,756	179,429
Total liabilities, minority interest and shareholders’ equity	$584,235	$426,379

Condensed Consolidated Statement of Income (Unaudited)
(Stated in thousands of U.S. dollars, except share and per share data)

Six months ended June 30, 2007 compared to the six months ended June 30, 2006 and second quarter ended June 30, 2007 compared to the second quarter ended June 30, 2006.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars.

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues
Attributable to River Business	$23,497	$21,349	$45,025	$36,939
Attributable to Offshore Supply Business	10,674	6,972	19,070	10,413
Attributable to Ocean Business	12,760	11,053	25,513	20,441
Attributable to Passenger Business	8,495	7,539	11,244	9,363

Total	55,426	46,913	100,852	77,156

Voyage expenses
Attributable to River Business	(9,628)	(8,480)	(18,270)	(15,931)
Attributable to Offshore Supply Business	(424)	(519)	(622)	(3,161)
Attributable to Ocean Business	(166)	(103)	(495)	(422)
Attributable to Passenger Business	(2,945)	(1,303)	(3,704)	(1,704)

Total	(13,163)	(10,405)	(23,091)	(21,218)

Running cost
Attributable to River Business	(6,142)	(5,285)	(11,681)	(9,263)
Attributable to Offshore Supply Business	(3,184)	(1,073)	(5,808)	(1,831)
Attributable to Ocean Business	(3,539)	(3,700)	(7,394)	(6,874)
Attributable to Passenger Business	(5,536)	(3,764)	(8,164)	(4,999)

Total	(18,401)	(13,822)	(33,047)	(22,967)

Amortization of dry dock & intangible assets	(1,992)	(2,317)	(4,100)	(4,381)
Depreciation of vessels and equipment	(6,413)	(5,189)	(12,359)	(8,606)
Management fees and administrative and commercial expenses	(5,375)	(3,302)	(9,868)	(5,540)
Other operating income	2	0	65	0

Operating profit	10,084	11,878	18,452	14,444

Financial expense	(4,577)	(4,820)	(9,674)	(9,669)
Financial income	1,083	55	1,273	273
Net income (loss) on FFAs	(3,073)	0	(3,073)	0
Investment in affiliates	124	196	293	724
Other income (expense)	(126)	2	(255)	62

Total other expenses	(6,569)	(4,567)	(11,436)	(8,610)

Income before income taxes and minority interest	3,515	7,311	7,016	5,834
Income taxes	(2,388)	(29)	(3,786)	(79)
Minority interest	(184)	(359)	(323)	(445)

Net income for the period	$943	$6,923	$2,907	$5,310

Basic net income per share	$0.03	$0.45	$0.10	$0.34
Diluted net income per share	$0.03	$0.44	$0.10	$0.34
Basic weighted average number of shares	32,076,862	15,500,000	30,027,169	15,500,000
Diluted weighted average number of shares	32,426,164	15,555,475	30,376,471	15,555,475

Condensed Consolidated Statements Of Cash Flows (Unaudited)
(Stated in thousands of US Dollars)

	For the six-month periods ended June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,907	$5,310

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of vessels and equipment	12,359	8,606
Amortization of dry docking	3,707	4,185
Expenditure for dry docking	(4,025)	(736)
Net loss on FFAs	3,073	-
Amortization of intangible assets	393	196
Share-based compensation	916	-
Note issuance expenses amortization	536	534
Minority interest in equity of subsidiaries	323	445
Net loss (gain) from investment in affiliates	(293)	(724)
Allowance for doubtful accounts	182	337

Changes in assets and liabilities net of effects from purchase of Otto Candies in 2007 and UP Offshore (Bahamas) and Ravenscroft in 2006:
Decrease (increase) in assets:
Accounts receivable	3,877	(5,072)
Receivable from related parties	829	(654)
Marine and river operating supplies	265	(484)
Prepaid expenses	(3,197)	(1,585)
Other receivables	(617)	(1,686)
Other	267	(259)
Increase (decrease) in liabilities:
Accounts payable	5,868	5,224
Payable to related parties	(420)	(770)
Other	5,251	(790)
Net cash provided by operating activities	32,201	12,077

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(64,863)	(16,250)
Purchase of Otto Candies companies, net of cash acquired	(13,772)	-
Funding collateral of FFAs	(8,725)	-
Decrease in loans to related parties	-	11,391
Other	-	206
Net cash (used in) investing activities	(87,360)	(4,653)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments of long-term financial debt	(28,627)	(5,009)
Proceeds from common shares’ public offering, net of issuance costs	91,094	-
Proceeds from long-term financial debt	75,947	-
Other	(502)	(1,771)
Net cash provided by (used in) financing activities	137,912	(6,780)
Net increase in cash and cash equivalents	82,753	644

Cash and cash equivalents at the beginning of year	$20,648	$7,914
Cash and cash equivalents at the end of period	$103,401	$8,558

The following table reconciles our EBITDA to our net income (loss):
Supplemental Information

The following table reconciles our EBITDA to our net income:

($000)	Six Months Ended June 30,
	2007	2006

Net Income (loss)	$2,907	$5,310
Plus
Financial expense	9,674	9,669
Income taxes	3,786	79
Depreciation and amortization	16,459	12,987

EBITDA (1)	$32,826	$28,045

The following tables reconcile our EBITDA to our Operating profit (loss) for the six months ended June 30, 2007 and 2006, on a consolidated and a per segment basis:
The following tables reconcile our EBITDA to our Operating profit (loss) for the six months ended June 30, 2007 and 2006, on a consolidated and a per segment basis:

($000)	Six Months Ended June 30, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$6,982	$8,534	$6,620	($3,684)	$18,452
Depreciation and amortization	4,610	1,994	7,292	2,563	16,459
Investment in affiliates / Minority interest	18	(338)	290	0	(30)
Other, net(3)	(284)	16	41	(28)	(255)
Net income (loss) on FFAs	0	0	(3,073)	0	(3,073)

Segment EBITDA	$11,326	$10,206	$11,170	($1,149)	$31,553

Items not included in segment EBITDA
Financial income					1,273

Consolidated EBITDA(2)					$32,826

Adjustments:

Net income (loss) on FFAs (4)			3,073		3,073
Adjusted segment EBITDA	$11,326	$10,206	$14,243	($1,149)
Adjusted Consolidated EBITDA					$35,899

($000)	Six Months Ended June 30, 2006
	River	Offshore Supply	Ocean	Passenger	TOTAL

Operating profit (loss)	$5,426	$3,922	$3,955	$1,141	$14,444
Depreciation and amortization	3,913	652	7,297	1,125	12,987
Investment in affiliates / Minority interest	(198)	50	427	0	279
Other, net(3)	(138)	18	182	0	62

Segment EBITDA	$9,003	$4,642	$11,861	$2,266	$27,772

Items not included in segment EBITDA
Financial income					273

Consolidated EBITDA(2)					$28,045

The following tables reconcile our EBITDA to our Operating profit (loss) for the second quarters ended June 30, 2007 and 2006, on a consolidated and a per segment basis:
($000)	Second Quarter Ended June 30, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Operating profit (loss)	$3,502	$4,925	$3,363	($1,706)	$10,084
Depreciation and amortization	2,325	1,090	3,554	1,436	8,405
Investment in affiliates / Minority interest	14	(200)	126	0	(60)
Other, net(3)	(131)	16	17	(28)	(126)
Net income (loss) on FFAs			(3,073)		(3,073)

Segment EBITDA	$5,710	$5,831	$3,987	($298)	$15,230

Items not included in segment EBITDA
Financial income					1,083

Consolidated EBITDA(2)					$16,313

($000)	Second Quarter Ended June 30, 2006
	River	Offshore Supply	Ocean	Passenger	TOTAL

Operating profit (loss)	$4,085	$3,881	$2,624	$1,287	$11,877
Depreciation and amortization	1,985	652	3,807	1,062	7,506
Investment in affiliates / Minority interest	(66)	(279)	182	0	(163)
Other, net(3)	0	18	(16)	0	2

Segment EBITDA	$6,004	$4,272	$6,597	$2,349	$19,222

Items not included in segment EBITDA
Financial income					54

Consolidated EBITDA(2)					$19,276

(1) EBITDA consists of net income prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

(2) The reconciliation of our consolidated EBITDA to our Net income is set forth in the first table shown under section "Supplemental Information" in this filing.

(3) Individually not significant.

(4) At June 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $2.9 million. The Company recorded an aggregate net unrealized loss of $3.1 million for the six-month period ended June 30, 2007, which is reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs for transactions involving FFAs, which has not been designated as hedges for accounting purposes.

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